UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File No. 000-31127

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

as of December 31, 2023 and 2022

Statements of Changes in Net Assets Available for Benefits for the years ended

December 31, 2023 and 2022

Notes to Financial Statements

Supplemental Schedule as of December 31, 2023

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN

Dated:	June 4, 2024	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Jason Monaco
Jason Monaco
Chief Financial Officer
(Principal Financial Officer)

		By:	/s/ R. Todd Riksen
R. Todd Riksen
Vice President and Corporate Controller
(Principal Accounting Officer)

SpartanNash Company

Savings Plus Plan

Financial Statements

and

Supplemental Information

For the Years Ended

December 31, 2023 and 2022

SpartanNash Company Savings Plus Plan

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements for the Years Ended December 31, 2023 and 2022

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Information as of December 31, 2023	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

SpartanNash Company Savings Plus Plan

850 76th Street

Grand Rapids, Michigan 49518

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to SpartanNash Company Savings Plus Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2023 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the 2023 SpartanNash Company Savings Plus Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

We have served as SpartanNash Company Savings Plus Plan’s independent auditor since 2005.

Grand Rapids, Michigan

June 4, 2024

SpartanNash Company Savings Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$643,984,391	$558,741,100

Receivables
Notes receivable from participants (held in SpartanNash Company Savings Plus Master Trust)	7,255,339	7,425,259

Total assets (equal to net assets available for benefits)	$651,239,730	$566,166,359

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2023	2022
Income and contributions attributed to:

Contributions
Participants	$29,272,751	$28,286,699
Employer	13,273,213	12,955,462
Rollover	8,602,105	5,417,212

Total contributions	51,148,069	46,659,373

Investment income
Net appreciation (depreciation) in aggregate fair value of investment in SpartanNash Company Savings Plus Master Trust	98,716,395	(130,147,399)
Dividends and interest	6,513,680	5,949,517

Total investment income (loss)	105,230,075	(124,197,882)

Interest income - notes receivable from participants	531,161	443,744

Total income (loss) and contributions	156,909,305	(77,094,765)

Deductions from net assets attributed to:
Benefits paid to participants	71,019,652	68,944,427
Administrative expenses	816,282	798,987

Total deductions	71,835,934	69,743,414

Net increase (decrease)	85,073,371	(146,838,179)

Net assets available for benefits
Beginning of year	566,166,359	713,004,538

End of year	$651,239,730	$566,166,359

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

1.
DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union associates of SpartanNash Company (the “Plan Sponsor” or “Company”) as well as union associates of Military Distributors of Virginia (“MDV”), a division of SpartanNash, at the Landover, Maryland; Norfolk, Virginia; and Columbus, Georgia distribution facilities. Effective January 1, 2022, the Plan was restated to incorporate prior amendments as well as allow for participation on the first day of the month after an associate is hired and attains age 21. The Company matches employee contributions made after the 90th day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Risks and Economic Uncertainties

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust, common/collective investment trusts, common stocks, and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code (“IRC”). Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans. The Company makes a safe harbor matching contribution to each qualified participant’s account to be equal to 100% of the first 3% of eligible compensation deferred by the participant and 50% of the next 2% of eligible compensation deferred. Prior to January 1, 2019, the Company made non-safe harbor matching contributions to each qualified participant’s account equal to 50% of the first 6% of eligible compensation deferred by the participant, except no matching contributions were made for catch-up contributions.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

The Company may also elect to make a discretionary profit sharing contribution to the Plan for eligible participants. Associates are eligible to receive discretionary profit sharing contributions on the first date of entry (January 1 or July 1) after the participant completes one year of service, with 1,000 hours, and attains age 21. The profit sharing contribution is subject to the Company’s fiscal year end results and approval by management after Plan year end. No such profit sharing contributions were made for 2023 or 2022. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (the “Master Trust”) (Note 2). The Plan offers mutual funds, common/collective investment trusts, common stock, and a stable value common collective trust. In addition, the Plan allows each participant to create a self-directed brokerage account in which the participant can choose from a variety of investments allowed by ERISA. The Plan no longer offers the common stock of the Plan Sponsor as an investment option for future contribution elections, however, participants may continue to hold existing shares in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching and discretionary profit sharing contributions, when made, Plan earnings or losses and charged with an allocation of quarterly administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. Participants who initiate certain specific transactions, including distributions and loans, may also be charged a fee for that transaction. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company safe harbor matching contributions are immediately 100% vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant’s vested percentage in all other matching and discretionary profit sharing contribution accounts is based upon years of vested service with a participant being 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participant’s vested account. Additionally, to be non-taxable, the loan cannot exceed $50,000; reduced by the participant’s highest outstanding loan balance during the 12-month period immediately preceding the loan issuance date. The terms for new loans from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participants' accounts and bear interest at annual rates ranging from 4.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of each loan. Loans from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest are reimbursed ratably through payroll deductions.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement. All participant accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions. During 2023 and 2022, forfeited nonvested accounts of $130,544 and $89,138, respectively, were used to pay administrative expenses. Forfeited nonvested accounts of $430 were used to offset Company contributions in 2023. No forfeited nonvested accounts were used to offset Company contributions in 2022. At December 31, 2023 and 2022, forfeited nonvested accounts totaled $167,478 and $206,114, respectively. These accounts will be used to pay future administrative expenses or reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid either by the Plan or the Company, as provided by the Plan document. Certain administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Expenses that are paid directly by the Company are excluded from these financial statements. Fees for trustee and custodial services are paid by the Plan. Under certain circumstances, an administrative fee is charged to those participants electing to receive a distribution. There are also administrative service fees charged to the individual participant’s account at the time a note receivable is issued and quarterly thereafter.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective investment trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an addition to or reduction of net appreciation (depreciation) in the aggregate fair value of such investments.

Notes Receivable from Participants

Loans from participants are measured at their principal balance plus any accrued interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan agreement. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. Interest income from loans from participants is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

2.
INVESTMENTS

The Plan’s investments consist of an interest in the Master Trust, a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for Union Associates for investment and administrative purposes. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The investment income (loss) for the Master Trust (including investments bought, sold, as well as held during the year) is as follows for the years ended December 31:

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

	2023	2022
Total net appreciation (depreciation) in fair value of investments	$104,637,711	$(138,483,653)
Total dividends and interest	6,963,317	6,375,592
Total investment income (loss)	$111,601,028	$(132,108,061)

The assets of the Master Trust are summarized as follows at December 31:

	2023		2022
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments at fair value:
Mutual funds	$229,338,125	$214,942,293	$199,927,430	$187,290,983
Common/collective investment trusts	392,356,843	372,918,194	327,039,377	311,624,856
Stable value common collective trust	50,620,954	47,744,091	56,802,122	53,031,356
Self-directed brokerage accounts	7,073,809	6,750,162	4,675,771	4,537,448
Common stock	1,851,336	1,629,651	2,537,850	2,256,457

Total investments	681,241,067	643,984,391	590,982,550	558,741,100
Notes receivable from participants	7,722,941	7,255,339	7,943,995	7,425,259

Total assets	$688,964,008	$651,239,730	$598,926,545	$566,166,359

3.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
quoted prices of similar assets or liabilities in active markets;
•
quoted prices for identical or similar assets or liabilities in inactive markets;
•
inputs other than quoted prices that are observable for the asset or liability; and
•
inputs that are derived principally from or corroborated by observable market data by correlation or by other means.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022:

Mutual funds: Shares held in mutual funds are valued at active market prices that represent the fair value of shares held by the Plan at year end and are classified as Level 1. The fair value is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily value per share and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.

Common/collective investment trusts: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund provides for daily redemptions by the Plan at reported NAV with no advance requirements or unfunded commitments.

Stable value common collective trust: The fair value of investments held in the Putnam Stable Value Fund 20 as of December 31, 2023, and in the Vanguard Retirement Savings Trust II as of December 31, 2022, both stable value common collective trusts, is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The NAV is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The Putnam Stable Value Fund 20 invests primarily in high-quality guaranteed investment contracts, security-backed investment contracts, and similar contracts issued by insurance companies, banks and other financial institutions. The Vanguard Retirement Savings Trust II invested primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income and are designed to allow the fund to maintain a constant net asset value. Both funds provide for daily redemptions by the Plans at reported net asset value, with no advance notice requirements or unfunded commitments.

Self-directed brokerage accounts: These accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified as Level 1.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Common stock: SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

	2023
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$229,338,125	$229,338,125	$-	$-	$-
Common/collective investment trusts	392,356,843	-	-	-	392,356,843
Stable value common collective trust	50,620,954	-	-	-	50,620,954
Self-directed brokerage accounts	7,073,809	7,073,809	-	-	-
Common stock	1,851,336	1,851,336	-	-	-

Total investments	$681,241,067	$238,263,270	$-	$-	$442,977,797

	2022
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$199,927,430	$199,927,430	$-	$-	$-
Common/collective investment trusts	327,039,377	-	-	-	327,039,377
Stable value common collective trust	56,802,122	-	-	-	56,802,122
Self-directed brokerage accounts	4,675,771	4,675,771	-	-	-
Common stock	2,537,850	2,537,850	-	-	-

Total investments	$590,982,550	$207,141,051	$-	$-	$383,841,499

(1)
Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers of assets between levels in 2023 or 2022.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

4.
RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services, net of amounts funded by forfeitures, amounted to $685,738 and $709,849 for 2023 and 2022, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $143,235,604 and $131,052,734 in such investments as of December 31, 2023 and 2022, respectively.

The Plan’s investment in SpartanNash Company common stock represents a party-in-interest transaction. The participating plans in the Master Trust together held 85,381 and 83,924 shares of SpartanNash Company common stock as of December 31, 2023 and 2022, respectively, representing approximately 0.25% and 0.24%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $67,012 and $68,716 were paid to the Master Trust by the Company during 2023 and 2022, respectively, related to shares held by the Master Trust on the dividend record dates. This dividend income is included as dividends and interest income in the statements of changes in net assets available for benefits.

5.
INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated August 22, 2023, that the Plan and the related Master Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2020.

6.
PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

7.
TRANSFERS OF ASSETS TO OR FROM THE PLAN

There were no transfers of assets between the SpartanNash Company Savings Plus Plan and the SpartanNash Savings Plus Plan for Union Associates during 2023 or 2022. Transfers can occur in connection with a change in employment status of certain SpartanNash Company associates.

* * * * *

SUPPLEMENTAL INFORMATION

SpartanNash Company Savings Plus Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2023

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$643,984,391

*	Notes receivable from participants	Maturity <1-10 years, with interest rates ranging between 4.25% and 10.50%; collateralized by participant account balances	7,255,339

	Total		$651,239,730

(a) An asterisk in this column identifies a person or party known to be a party-in-interest.